Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2002

GLAMIS GOLD LTD.
(Translation of registrant’s name into English)

5190 Neil Rd., Suite 310, Reno Nevada 89502
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

          Form 20-F          Form 40-F   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

          Yes                     No   X

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Press Release dated July 16, 2002

SIGNATURE

Pursuant to the requirements of the Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Glamis Gold Ltd.

Date: July 16, 2002	By: Signed “Cheryl S. Maher” Name: Cheryl S. Maher Title: Chief Financial Officer

EXHIBIT 1

For immediate release
All amounts in United States Dollars

Trading symbol: NYSE/TSX – GLG	July 16, 2002

GLAMIS GOLD ANNOUNCES FINAL CLOSURE OF MERGER
WITH FRANCISCO GOLD

Reno, Nevada, July 16, 2002 — Glamis Gold Ltd. (NYSE/TSX: GLG) announced that the plan of arrangement (the “Arrangement”) between Glamis and Francisco has been completed, effective today, following approval of the Arrangement by the Supreme Court of British Columbia on July 12, 2002. As a result of the Arrangement, Francisco Gold Corp. is now a wholly-owned subsidiary of Glamis and its shares have been de-listed from the TSX Venture Exchange. Glamis issued 25,843,808 common shares in connection with the Arrangement and now has 110,562,165 common shares issued and outstanding.

Glamis’ President and CEO Kevin McArthur said, “Now that the Francisco transaction is behind us, we are focused on delivering the new assets to Glamis’ already impressive growth profile. El Sauzal in Mexico is quickly advancing, and accelerated exploration at Marlin in Guatemala has commenced. We plan to spend $3 million drilling Marlin over the next 12-month period to test the project’s multi-million ounce potential. With the addition of these projects to our existing low-cost production base, we expect to achieve our near-term goal of producing 500,000 annual gold ounces at total cash costs less than $150 per ounce.”

Glamis operates gold mines in Nevada, California and Honduras and remains debt free and unhedged. In 2002, Glamis expects to produce approximately 255,000 ounces of gold at a total cash cost of $172 per ounce.

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, the timing and amount of estimated future production, costs of production, reserve determination, the timing of the development of new deposits, the Company’s hedging practices, permitting time lines, and the timing and possible outcome of pending litigation involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, as well as those factors discussed in the section entitled “Other Considerations” in the Glamis and Francisco’s Annual Information Form, and in the Information Circular filed in connection with this transaction. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Michael A. Steeves, VP Investor Relations	Website:	www.glamis.com
Glamis Gold Ltd.	Request investor packets:	info@glamis.com
5190 Neil Road, Suite 310	Questions:	michaels@glamis.com
Reno, Nevada 89502	Phone:	775 827 4600 ext. 31049